S 20008167

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Register Financial Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Lenox Road, Suite 1700
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Register (404) 364-2180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Building 2, Suite 1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Register Financial Associates, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NATALIE TOKIO NOTARY EXPIRES GEORGIA 07-16-2023 PUBLIC FULTON COUNTY

Signature

Principal

Title

Notary Public

Natalie Tokio

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGISTER FINANCIAL ASSOCIATES, INC.
Financial Statements
For the Year Ended
December 31, 2019
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Register Financial Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Register Financial Associates, Inc. (the "Company") as of December 31, 2019 and 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1993.

February 26, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

	2019
Cash and cash equivalents	$ 48,765
Securities owned (Note J)	506,401
Receivable from clearing broker-dealer (Note F)	730,866
Other receivables	160,934
Furniture and office equipment, at cost, less accumulated depreciation of $489,467	23,810
Deposit with clearing broker (Note F)	30,285
Right-of-Use asset	667,002
Other assets	137,617
Total assets	$ 2,305,680

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 3,017
Accrued commissions and compensation	235,253
Retirement plan contribution (Note H)	20,000
Unearned Revenue	20,053
Lease liability	729,082
Other accrued liabilities	58,796
Total liabilities	1,066,201
STOCKHOLDERS' EQUITY (Note C)	
Common stock, $1 par value, 20,000 shares authorized, 918 shares issued and outstanding	918
Additional paid-in capital	978,922
Retained earnings	259,639
Total stockholders' equity	1,239,479
Total liabilities and stockholders' equity	$ 2,305,680

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2019

	2019
REVENUES	
Commissions	$ 3,567,855
Mutual Fund and 12B-1 Fees	496,716
Investment Banking	40,500
Dividend Income	8,711
Interest Income	248,349
Other Revenues	97,972
Gains from investments, net	109,503
	4,569,606
EXPENSES	
Commissions, compensation and benefits	3,069,117
Clearing costs	208,490
Occupancy and equipment	294,288
Technology and communications	35,175
Other operating expenses	648,242
	4,255,312
NET INCOME	$ 314,294

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

	2019
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 314,294
Noncash items included in net income:	
Depreciation	26,363
Adjustments to reconcile net income to net cash provided by operations:	
(Increase) in due from broker-dealer	(146,645)
Decrease in other receivables	200,169
Decrease in due from related party	5,632
(Increase) in right-of-use asset	(667,002)
Decrease in other assets	57,551
(Decrease) in payables and accrued expenses	(177,576)
(Decrease) in deferred rent	(72,153)
Increase in right-of-use liability	729,081
Increase in deposit clearing broker	(479)
NET CASH PROVIDED BY OPERATING ACTIVITIES	269,235
CASH FLOWS FROM INVESTING ACTIVITIES:	
Investment in securities owned, net	(118,528)
Purchase of property and equipment	(5,158)
NET CASH (USED) BY INVESTING ACTIVITIES	(123,686)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions of Equity	(125,000)
NET CASH (USED) BY FINANCING ACTIVITIES	(125,000)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	20,549
CASH AND CASH EQUIVALENTS:	
Beginning of year	28,216
End of year	$ 48,765

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2019

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance December 31, 2018	$ 918	$978,922	$ 70,345	$1,050,185
Distributions	-	-	(125,000)	(125,000)
Net Income	-	-	314,294	314,294
Balance December 31, 2019	$ 918	$978,922	$ 259,639	$1,239,480

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is engaged in a single line of business as a broker-dealer. The Company was organized under the laws of the state of Georgia in 1992. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of publicly traded securities and investment advisory services. Most of the Company's customers are located in Georgia.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Securities Owned: Investments in securities owned consisted of common stocks at December 31, 2019. The securities owned are valued at market value. The resulting difference between cost and market (or fair value) is included in income. Proprietary securities transactions are recorded on the trade date, as if they had settled.

Furniture and Office Equipment: Furniture and office equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected S corporation status whereby the income or losses of the Company flow through to and are taxable to its stockholders.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as an S corporation, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts Receivable: The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The allowance is estimated based on management's knowledge of its customers, historical loss experience and existing economic conditions. Generally, receivables are believed to be fully collectible.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were available to be issued.

NOTE B – REVENUE RECOGNITION

The Company has adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include,

Investment Brokerage (including income earned on riskless principal transactions)
Interest and dividend income
Principal transactions (trading gains and losses)
Investment banking M&A advisory fees
Mutual fund and 12b-1 fees
Floor brokerage and exchange fees

Revenue from Contracts with Customers:

Fees (Gross):
The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the Company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the security at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). The retainer fees or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct

NOTE B – REVENUE RECOGNITION (CONTINUED)

performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. Retainer revenue recognized from engagements in progress at December 31, 2019 is not significant.

Mutual Fund (pooled investment vehicles) and 12b1 fees:
Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

NOTE C – LEASE RECOGNITION

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company is a lessee in a non-cancelable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company has determined that the implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date of leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with short-term leases on a straight-line basis over the lease term.

The Company's leases do not include termination options for either party to the lease or restrictive financial or covenants. Payments due under the lease contracts include fixed payments plus, for the Company's premises lease, variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

NOTE C – LEASE RECOGNITION (CONTINUED)

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$281,611
Variable lease cost	- 0 -
Short term lease cost	- 0 -
Total lease cost	$281,611

Amounts reported in the consolidated balance sheet as of December 31, 2019 were as follows:

Operating premises lease:	
Operating lease ROU assets	$667,002
Operating lease liabilities	729,082

Other information related to leases as of December 31, 2019 was as follows:

Remaining lease term:	2.58 years
Discount rate:	7.0 %

Maturities of lease liabilities under the non-cancelable premises lease as of December 31, 2019 are as follows:

2020	$298,805
2021	307,028
2022	183,742
Sub-Total	789,575
(Less imputed interest)	(60,493)
Total	729,082

NOTE D – NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $973,587, which was $873,587 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 0.41 to 1.0.

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals, corporations and institutions.

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (CONTINUED)

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business.

NOTE F – RECEIVABLE FROM CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

Amounts receivable from its clearing organization at December 31, 2019 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at December 31, 2019 and no allowance is required.

NOTE G – CONTINGENCIES

The Company is subject to customer claims and litigation in the normal course of business. The Company has no arbitrations or litigation in progress at December 31, 2019.

NOTE I – RELATED PARTY

The Company is affiliated with a Related Party, a sister entity, that is a Registered Investment Advisor. For 2019, the Related Party reimbursed the Company for rent of $32,800, and other office, general & administrative fees expenses of $187,200, pursuant to an Expense Sharing Agreement between the parties.

NOTE I – RELATED PARTY (CONTINUED)

In addition, the Company is reimbursed by the Related Party for commissions paid to the Company's brokers that was earned by the brokers from activity in the Related Party.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the transactions did not exist.

NOTE J – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

	Fair Value Measurements December 31, 2019	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Investment Securities owned, available for sale, common stocks, publicly traded	$ 506,401	$ 506,401	$ -	$ -

Fair value of investment securities is determined by obtaining quoted prices on nationally recognized securities exchanges.

SUPPLEMENTAL INFORMATION

SCHEDULE I
REGISTER FINANCIAL ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 DECEMBER 31, 2019

NET CAPITAL:

Total stockholders' equity	$1,239,480
Less non-allowable assets:	
Furniture and office equipment	(23,810)
Other Receivables	(16,153)
Other assets	(137,617)
Total non-allowable assets	(177,580)
Net capital before haircuts	1,061,900
Less haircuts:	
Money Market assets	10,307
Worthless Securities	2,407
Securities owned	75,599
Total haircuts	(88,313)
Net capital	973,587
Less required capital	(100,000)
Excess net capital	$ 873,587
Aggregate indebtedness-liabilities	$ 399,198
Ratio of aggregate indebtedness to net capital	0.41 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2019.

There are no material differences between net capital as reported in the Company's corresponding amended unaudited Part II of Form X-17A-5, and net capital as reported above.

REGISTER FINANCIAL ASSOCIATES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Register Financial Associates, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Register Financial Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Register Financial Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Register Financial Associates, Inc. stated that Register Financial Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Register Financial Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Register Financial Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

REGISTER FINANCIAL

MANAGEMENT EXEMPTION REPORT

Register Financial Associates, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: Throughout the fiscal year ended December 31, 2019, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Name Scott E. Register

Authorized Signature [signature]

Title Principal

Date 2-18-2020

ONE ALLIANCE CENTER • 3500 LENOX ROAD • SUITE 1700 • ATLANTA • GA 30326
OFFICE 404.364.2180 • TOLL FREE 800.765.8062 • FAX 404.364.2182

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of Register Financial Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Register Financial Associates, Inc. and the SIPC, solely to assist you and SIPC in evaluating Register Financial Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Register Financial Associates, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Register Financial Associates, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Register Financial Associates, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-45012 FINRA December
Register Financial Associates, Inc.
3500 Lenox Road, Suite 1700
Atlanta, GA 303026

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Register 404.364.2180

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 5,331
B.	Less payment made with SIPC-6 filed (**exclude interest**) 08/09/2019 Date Paid	(2,596)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2,735
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,735

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 2,735

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Register Financial Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal
(Title)

Dated the 19 day of Feb, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,569,606
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	614,836
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	208,490
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	109,503
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	25,400
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Sublease income	48,420
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 9	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 21,972.97 * 40%	
Enter the greater of line (i) or (ii)	8,789
Total deductions	1,015,438
2d. SIPC Net Operating Revenues	$ 3,554,168
2e. General Assessment @ .0015	$ 5,331
	(to page 1, line 2.A.)